UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Pampa Energía S.A. (‘Pampa’ or the ‘Company’), the largest independent energy integrated company in Argentina, with active participation in the country’s electricity and gas value chain, announces the results for the nine-month period and quarter ended on September 30, 2019.

Buenos Aires, November 11, 2019

Stock Information

Basis of Presentation

The Company adopted the US Dollar as functional currency (‘FC US$’) for the reporting of its financial information, effective as from January 1, 2019. However, the information of the comparative periods is reported in local and constant currency (‘L&CC’) as of December 31, 2018, which are shown in US$ converted by closing nominal exchange rate (‘FX’).

Moreover, Edenor, Transener, OldelVal, Refinor and TGS continue recording their operations under L&CC, therefore their figures are adjusted by inflation. For further information, see section 2 of this Earnings Release or footnote 3 of Pampa’s financial statements (‘FS’).

For the convenience of the reader, it is shown as supplementary information for each segment’s quarterly comparative period the figures recorded in local currency and nominal terms (‘L&NC’) expressed in US$ at average FX, except for the distribution segment and subsidiaries subject to L&CC, which comparative quarter’s figures are shown in L&CC as of September 30, 2019 and expressed in US$ at closing FX.

Main Results for the Nine-Month Period Ended on September 30, 2019 (‘9M19’)

Consolidated net revenues of US$2,134 million[1], 6% lower than the US$2,280 million recorded in the same period of 2018 (‘9M18’), due to decreases of 7% in electricity distribution, 13% in oil and gas, 6% in petrochemicals, 44% in holding and others, and higher eliminations due to intersegment sales of US$195 million, partially offset by increases of 50% in power generation.

ðPower Generation of 11,777 GWh from 15 power plants[2]

ð Electricity sales of 15,228 GWh to 3.1 million end-users

ð Production of 48.4 thousand barrels per day of hydrocarbons

ð Sales of 253 thousand tons of petrochemical products

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

Market Capitalization
as of November 8, 2019:
AR$76.3 billion / US$1.0 billion

Share capital in diluted basis, net of repurchases:
1,712.4 million ordinary shares /
68.5 million ADSs

For further information, contact:

Gustavo Mariani

Chief Executive Officer – CEO

Ricardo Torres

Executive Vice-President

Mariano Batistella

Executive Director of Planning, Strategy, Downstream & Affiliates

Lida Wang

Investor Relations Officer

The Pampa Energía Building
Maipú 1 (C1084ABA)
Buenos Aires City, Argentina

Tel: +54 (11) 4344-6000

investor@pampaenergia.com

ri.pampaenergia.com/en

1 Under the International Financial Reporting Standards (‘IFRS’), Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS are not consolidated in Pampa’s FS, being its equity income shown as ‘Results for participation in associates/joint businesses’.

2 Includes the operation of Ensenada Barragán Thermal Power Plant (‘CTEB’) and Mario Cebreiro Wind Farm (‘PEMC’), assets co-controlled by Pampa and of which holds 50% of equity stake.

Pampa Energía ● Q3 19 Earning Release ● 1

Consolidated adjusted EBITDA3 for continuing operations of US$724 million, 13% lower than the US$828 million for 9M18, mainly due to decreases of 37% in electricity distribution, 29% in oil and gas, 26% in holding and others, and higher intersegment eliminations of US$1 million, partially offset by increases of 24% in power generation and US$13 million in petrochemicals.

Consolidated gain attributable to the owners of the Company of US$683 million, higher than the US$65 million loss in 9M18, includes an extraordinary non-cash gain for the settlement of Edenor’s regulatory liabilities and lower accrual of losses from FX difference as a result of change in the functional currency, partially offset by decrease at operating margins in electricity distribution and oil and gas.

Main Results for the Third Quarter 2019 (‘Q3 19’)4

Consolidated net revenues of US$579 million, a 30% lower than the US$830 million recorded for the third quarter 2018 (‘Q3 18’), explained by decreases of 44% in electricity distribution, 20% in oil and gas, 22% in petrochemicals, 56% in holding and others, and higher eliminations due to intersegment sales for US$71 million, partially offset by a 40% increase in power generation.

ð Power Generation of 4,138 GWh from 15 power plants

ð Electricity sales of 5,362 GWh to 3.1 million end-users

ð Production of 49.8 thousand barrels per day of hydrocarbons

ð Sales of 75 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of US$270 million, 15% lower compared to the US$319 million for Q3 18, due to decreases of 11% in electricity distribution, 39% in oil and gas, 46% in holding and others, and higher intersegment eliminations for US$2 million, partially offset by increases of 11% in power generation and US$3 million in petrochemicals.

Consolidated gain attributable to the owners of the Company of US$116 million, US$244 million higher than the loss of US$128 million in Q3 18, mainly due to lower recording of losses from FX difference as explained above.

Information about the Conference Call

There will be a conference call to discuss Pampa’s Q3 19 results on Tuesday November 12, 2019 at 10:00 a.m. Eastern Standard Time / 12:00 p.m. Buenos Aires Time.

The host will be Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please connect to http://bit.ly/PampaWebPhone or dial +54 (11) 3984-5677 in Argentina, +1 (844) 717-6837 in the United States or +1 (412) 317-6394 from any other country. Participants of the conference call should use the identification password ‘Pampa Energía’ and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at http://bit.ly/PampaQ319Call. Please download the Q3 19 Conference Call Presentation from our IR website.

You may find additional information on the Company at:

✓ ri.pampaenergia.com/en ✓ www.cnv.gov.ar	✓ www.sec.gov ✓ www.bolsar.com

3 Consolidated adjusted EBITDA represents the results before financial results, income tax and minimum notional income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For more information, see section 3 of this Earnings Release.

4 The financial information presented in this document for the quarters ended on September 30, 2019 and of 2018 are based on FS prepared according to IFRS in force in Argentina, corresponding to the nine-month period of 2019 and 2018, and the quarters ended on June 30, 2019 and 2018, respectively.

Pampa Energía ● Q3 19 Earning Release ● 2

Pampa Energía ● Q3 19 Earning Release ● 3

1.        Relevant Events

1.1       News from Oil and Gas Segment

Export of Natural Gas on a Firm Basis During the Summer Period

On August 21, 2019, Provision No. 168/2019 issued by the Undersecretariat of Hydrocarbon and Fuels (‘SHC’) was published in the Official Gazette (‘BO’) approving terms and conditions for the export of natural gas to Chile on a firm basis, allowing for the September 15, 2019 – May 15, 2020 period and a maximum aggregate volume of 353 million cubic feet/day, being 65% from the Argentine Central-Western area, 25% from the South and 10% from Northwest area, as well as a precedent condition that Argentine domestic market is fully supplied.

In that sense, Pampa obtained a permit to export gas on a firm basis from its production at the Neuquina Basin to ENAP Refineries in Chile for a maximum volume of 21 million cubic feet/day or a total 4.8 billion cubic feet at a price of US$3.11/MBTU, net of export duties and transportation costs.

Furthermore, if higher costs are incurred by the Wholesale Electricity Market (‘WEM’) as a result of the use of alternative fuels for power generation (whether imported liquefied natural gas (‘LNG’), coal, fuel oil and/or diesel oil), which cost would be borne by the Federal Government, exporting companies will pay a compensation to the Wholesale Electricity Market Clearing Company (‘CAMMESA’). Non-payment of this compensation will be penalized with the ineligibility to export for a term of 24 months. Res. No. 506/2019, issued by the Government Secretariat of Energy (‘SGE’) on August 29, 2019, set as compensatory values with a minimum of US$0.1/MBTU and a maximum of US$0.2/MBTU for the exported volume, which may be offset with other receivables that each exporter holds against CAMMESA for the sale of natural gas in the domestic market. This compensation will be included in the determination of the WEM’s cost of electricity during the month in which it is collected.

New Measures for Crude Oil and Fuel Commercialization in the Domestic Market

On August 16, 2019 Emergency and Necessary Executive Order (‘DNU’) No. 566/2019 was published in the BO, which provided that crude oil deliveries made in the domestic market in the next 90 calendar days as from the publication of such DNU will be invoiced and paid at the price agreed between oil producers and refiners as of August 9, 2019, applying a reference FX of AR$45.19/US$ and a reference Brent price of US$59/barrel. In turn, during such term the prices of gasoline and fuel oil sold in the domestic market may not exceed the price effective on August 9, 2019. Both oil producers and refiners should meet the total domestic demand during the period covered by this measure.

Later on, the reference FX was successively updated to AR$46.69/US$ (DNU No. 601/2019), AR$49.30/US$ (SGE Res. No. 557/2019) and AR$51.77/US$ (SGE Res. No. 688/2019), the latter being effective as from November 1, 2019. Furthermore, these resolutions allowed for a gradual increase in pesos of refined products’ prices.

On the other hand, SGE Res. No. 552/2019 passed on September 13, 2019 provided for a transfer of AR$116/barrel of oil supplied to the domestic market in the month of September 2019, of which 88% is payable to the oil companies and 12% to the granting provinces, in exchange of oil companies and the provinces granting the Federal Government indemnity from the right, any administrative, judicial, extrajudicial or arbitration claim or action, both at the national and international level, associated with the application of DNU No. 566 and 601 /2019.

Pampa Energía ● Q3 19 Earning Release ● 4

1.2    Natural Gas Billing to the Residential Segment

Tariff Flattening for Seasonal Consumption

As regards the 22% payment deferral in residential bills issued in the July – October 2019 winter period and recoverable in bills issued as from December 2019 in five monthly, equal and consecutive installments, of which financial cost will be borne by the Federal Government in the form of subsidy, on August 22, 2019 SGE Res. No. 488/2019 was issued, which established the methodology applicable to the deferral, the calculation of interests and the compensation procedure. As of September 30, 2019, receivables collectable by Pampa (for the supply of natural gas to distribution companies) and TGS (for the gas transportation regulated utility) amounted to approximately AR$48 million and AR$1,264 million, respectively. However, as of the date, no regulations establishing the methodology applicable to the payment of the above-mentioned compensation have been passed.

FX Difference on Natural Gas Price Sold Between April 2018 and March 2019

Regarding the receivables on account of FX difference collectable from gas distribution companies, accrued between April 2018 and March 2019, which the Federal Government would bear on an exceptional basis and to be transferred in 30 monthly and consecutive installments payable as from October 1, 2019, on August 20, 2019 Res. No. 466/2019 of the National Gas Regulatory Entity (‘ENARGAS’) was published, approving the calculation methodology. Pampa adhered to this procedure and by the end of September 2019 the estimated receivable amounted to AR$966 million, being its collection pending as of this Release’s issuance.

Deferral of Tariff Update

SGE Res. No. 521/2019 published in the BO on September 4, 2019 provided for the deferral until January 1, 2020 of the semiannual adjustment on account of cost variations in TGS’ gas transportation regulated business, as well as of the tariff update to producers on account of price variation of natural gas in AR$, which effective date was originally scheduled for October 1, 2019.

Moreover, in this respect, TGS submitted its proposal for the readjustment of mandatory investments committed before the ENARGAS so that it should evaluate and authorize the applicable adjustments, observing the exact impact of the amounts not collectable in the tariff and the committed investment amounts, without this affecting the safety and continuity of the utility service. As of the date hereof, ENARGAS has not issued any resolution in this respect.

1.3       News from TGS

Vaca Muerta Midstream Project

On November 3, 2019, it was commissioned the northern tranche of the Vaca Muerta gas pipeline for 35 miles, connecting the Rincón la Ceniza field with the southern tranche of said pipeline, commissioned on April 2019. Therefore, as of the date 76 miles are commissioned out of 91 miles of total pipeline extension.

New Vaca Muerta – Province of Buenos Aires Main Gas Pipeline

Regarding the public tender for the construction and the transportation service provision of the new gas pipeline, the SGE provided for an extension until March 31, 2020 for the opening of tenders corresponding to the granting of a new license.

Pampa Energía ● Q3 19 Earning Release ● 5

General Shareholders’ Meeting

On October 17, 2019, TGS’s General Shareholders’ Meeting was held, approving the distribution of a dividend consisting of 29.4 million common shares (equivalent to 0.03849 common shares per outstanding share), which is the repurchased amount held in treasury as of the date of such meeting. In this sense, on October 31, 2019 TGS’s Board of Directors resolved to place such treasury shares at the disposal of shareholders as from November 13, 2019, and to provide for the payment of a cash dividend to the sole effect of withholding the income tax, if applicable, for AR$238 million, equivalent to 7.5269% of the market value of the 29.4 million common shares to be distributed, according to TGS’s closing stock price on November 8, 2019 at the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos - ‘ByMA’). Therefore, Pampa’s stake in TGS rises to 26.9% of its total issued capital stock5.

In addition, this meeting approved certain amendments to the Technical, Financial and Operational Service Agreement, including a gradual reduction in the amount of payable compensation over the next years, effective as from December 28, 2019. These modifications will entail a progressive reduction in the remuneration collectable by Pampa over the years in its capacity as technical operator, but not a modification in the scope of the tasks performed.

1.4       CTEB: Amendment to the Trust and the Syndicated Loan

As regards the debt securities (‘VRDs’) issued under the ‘Supplementary agreement pursuant to the global administration and financial trusts program for the execution of energy infrastructure works -Series 1- ENARSA (Barragán)’ (the ‘Trust’) for an approximate amount of US$229 million, on August 22, 2019 the trustor CT Barragán S.A. (‘CTBSA’), a company co-controlled by Pampa and YPF, executed an amendment to the Trust incorporating modifications, including the following:

       i.       Regarding the VRDs, the granting of a 24-month grace period, the modification of the interest rate to Libor plus 6.5%, and setting principal amortization installments over a 60-month period;

      ii.       The obligation to complete the closing to combined cycle within a term of 30 months, the breach of this obligation resulting in the acceleration of the VRDs;

     iii.       The incorporation of additional collection rights regarding both the open and the closed cycles’ power purchase agreements (‘PPAs’);

     iv.       Establishing that payments to the Trust should be transferred simultaneously, with the same payment priority and in the same kind as the amounts owed by CAMMESA to CTBSA; and

      v.       Providing that upon the occurrence of a CAMMESA Event (pursuant to the definition of this term in the Trust): (a) CTBSA may request funds to meet the power plant’s operating expenses, and (b) VRDs payments will be rescheduled in case funds received as collection rights are insufficient.

YPF and Pampa jointly guarantee, at 50% each, the timely and proper performance of all payment obligations under i) the Financial Trust Agreement, and ii) the Syndicated Loan Agreement, in case the closing to combined cycle’s commissioning is not achieved a) within 30 months as from the effective date of the seventh amendment to the agreement, and b) by December 26, 2021, respectively.

Finally, regarding the progress of the expansion project, on September 27, 2019, CTBSA and the Joint Venture (Unión Transitoria de Empresas – ‘UTE’) made up of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. and Techint Compañía Técnica Internacional S.A.C.E.I. executed an engineering, procurement, construction, commissioning and turnkey agreement.

5 It includes TGS shares acquired by Pampa in the market.

Pampa Energía ● Q3 19 Earning Release ● 6

1.5       News from Edenor

Tariff Schedules’ Maintenance Agreement

On September 19, 2019, Edenor executed with the Federal Government an agreement to keep the tariff schedules in force as of August 1, 2019 for all tariff categories. Therefore, the update of Own Distribution Costs (‘CPD’) for the January – June 2019 period, equivalent to 19.05%, is partially deferred. Moreover, the update of the seasonal price for electricity is fully deferred which, together with the CPD, should have been applicable to tariff schemes as from August 2019.

In the case of the CPD, the maintenance of tariff schemes allows for the continuity of the amounts applied during the March – July 2019 period as CPD deferral recovery under Res. No. 27/2019 issued by the National Electricity Regulatory Agency (‘ENRE’). The deferred amounts will be recoverable in 7 monthly and consecutive installments as from January 1, 2020, and will be adjusted based on the methodology established in the procedures for late payments applicable by CAMMESA.

Moreover, Edenor undertakes to keep service quality and to meet quality parameters stipulated in the Concession Agreement, and any penalty payable by Edenor is postponed until March 1, 2020 at the original value plus the applicable updates to the time of payment, in 6 monthly installments. In turn, Edenor waives all administrative, judicial, extrajudicial and/or arbitration claims resulting from this agreement.

Seasonal Programming

Res. No. 26/2019 and No. 38/2019, issued on September 3 and October 22, 2019 by the Secretariat of Renewable Resources and Electricity Market (‘SRRYME’), approved the seasonal programming for the August – October 2019 and November 2019 – April 2020 periods, respectively.

The seasonal prices remain unchanged until April 2020, being the residential users’ reference prices for power capacity of AR$80,000/MW-month and energy of AR$1,852/MWh, effective since February 2019, as well as energy reference prices effective as from August 2019 of AR$3,042/MWh for Large Users in Distribution Grid (‘GUDI’) and of AR$2,122/MWh for the remaining non-residential users. Also it remained unchanged the stabilized price for the extra high voltage transmission and the distributor-based transmission price established by Provision No. 75/18 of the former Undersecretariat of Electric Power (‘SEE’).

Finally, SRRYME Res. No. 38/2019 updated the maximum spot price within the WEM from AR$480/MWh to AR$720/MWh as from November 2019.

Extension of the New Framework Agreement

On September 20, 2019, Edenor executed with the Federal Government an Agreement for the Extension of the New Framework Agreement, effective from January 1, 2019 to May 31, 2019, ratifying the commitment by the Federal Government to settle the amounts corresponding to the supply of electricity to shantytowns, after discounting the electricity associated with the Social Tariff. As of September 30, 2019 Edenor accrued energy sales, expressed in constant currency, for AR$210 million corresponding to the January – May 2019 period.

Additionally, the Extension Agreement stipulated that Edenor should assign the recognized receivables to Edesur, the Federal Government undertaking to instruct CAMMESA to offset such receivables with loan payables Edesur holds with the Federal Government. In this context, Edenor and Edesur entered into the applicable receivables assignment agreement, which stipulates that Edesur will pay, in consideration of the assigned receivables, a total, single and final amount of AR$168 million.

Pampa Energía ● Q3 19 Earning Release ● 7

Claim Against RDSA

As regards the real estate asset to be built and acquired by Edenor in November 2015, the contractual termination due to breach by RDSA in August 2018, and the respective legal proceedings brought by Edenor, on September 30, 2019, Edenor agreed with Aseguradores de Cauciones S.A., the insurance company of RDSA, that it will receive as single, total and final compensation the amount of US$15 million and the assignment in its favor of the insurance company’s right to subrogate to the rights of the insured party for the amount paid against the insurance holder, RDSA. As of the date hereof, Edenor has received the amount of US$13.5 million, an additional US$0.5 million to be collected pending approval by the National Superintendence of Insurance, and the balance of US$1 million to be paid in 6 monthly consecutive installments, the first being payable on April 1, 2020.

On the other hand, the arbitration complaint timely brought by Edenor against RDSA before the Buenos Aires Stock Exchange’s Arbitration Court seeking the refund of the price paid for the undelivered real estate was suspended, in order to verify RDSA’s credit status throughout the bankruptcy process.

1.6       Transener: Semiannual Remuneration Update

On September 25, 2019, ENRE Res. No. 269/2019 and 267/2019 were issued, which granted Transener and Transba’s remuneration an increase adjustment of 18.83% and 18.81%, respectively, for the December 1, 2018 – June 1, 2019 period, with retroactive effect as of August 1, 2019.

1.7       Buyback of Own Financial Securities

Pampa

As regards the fourth share buyback program approved on August 12, 2019, on August 30, 2019 Pampa’s Board of Directors approved an extension of the maximum amount to be disbursed under this program from US$50 million to US$65 million. Moreover, on November 8, 2019 the Board approved the fifth buyback program for US$50 million or the lower amount resulting from the acquisition until reaching the 10% of repurchased treasury shares over the capital stock.

Furthermore, Pampa’s Extraordinary General Meeting of Shareholders held on October 1, 2019 approved the capital stock reduction through the cancellation of 152.0 million common treasury shares (equivalent to 6.1 million American Depositary Receipts, ‘ADRs’) acquired under the share buyback programs. This cancellation is subject to its registration before the Public Registry of Business Organizations.

As of the date hereof, Pampa’s outstanding capital stock amounts to 1,712.4 million common shares (equivalent to 68.5 million ADRs).

Pampa
	Repurchase Program IV	Repurchase Program V
Maximum amount for repurchase	US$65 million	US$50 million
Maximum price	US$1/ordinary share or US$25/ADR	US$0.58/ordinary share or US$14.5/ADR
Period in force	120 days since Aug 13, 2019	120 days since first acquisition
Repurchases to date	4,307,692 ADRs @ US$15.06/ADR	0 ADRs
Progress	100% - Finalized	0% - In process

Note: Repurchases are deemed to be effected transactions.

Pampa Energía ● Q3 19 Earning Release ● 8

Regarding debt securities, since mid-August 2019 and as of this date Pampa has acquired and held in treasury:

       i.       US$13.5 million of face value (‘FV’) of its Corporate Bonds (‘CBs’) maturing in 2023, acquired at an average clean price of US$74.5 per US$100 FV;

      ii.       US$53.2 million FV of its CBs maturing in 2027, acquired at an average clean price of US$73.2 per US$100 FV which, in addition to those already held in treasury by the Company, amount to a total US$63.0 million FV of its 2027 CBs; and

    iii.       US$7.3 million FV of its CBs maturing in 2029, acquired at an average clean price of US$78.6 per US$100 FV.

Edenor

During October 2019, Pampa acquired a total of 1.1 million Edenor’s ADRs at an average cost of US$5.0 per ADR. Thus, the Company’s equity interest amounts to 54.3% of Edenor’s issued capital stock. Furthermore, in the month of September Pampa acquired Edenor’s CBs for US$19 million FV at a clean price of US$66.4 per US$100 FV.

Finally, between October and November 2019, Edenor repurchased a total of US$2 million FV of its own 2022 CBs at an average clean price of US$71.8 per US$100 FV.

TGS

On August 26, 2019, TGS’s Board of Directors terminated the third share buyback program approved last March 27, 2019, and approved the fourth program under the following terms and conditions:

TGS
	Repurchase Program III	Repurchase Program IV
Maximum amount for repurchase	AR$1.5 billion	AR$3.2 billion
Maximum price	AR$135/ordinary share or US$15/ADR	AR$116/ordinary share or US$10.5/ADR
Period in force	180 days since Mar 28, 2019	90 days since Aug 27, 2019
Repurchases to date	2,424,018 ADRs @ US$10.00/ADR	842,065 ADRs @ US$7.67/ADR
Progress	79% - Complete	10% - In process

Note: Repurchases are deemed to be effected transactions.

As of the date hereof, TGS’s outstanding capital stock amounts to 764.6 million common shares (152.9 million ADRs). The 29.4 million repurchased common shares, equivalent to 5.9 million ADRs, will be distributed among shareholders as dividends on November 13, 20196.

Finally, between August and October 2019, Pampa purchased 618,773 TGS’s ADRs at an average acquisition cost of US$8.2 per ADR. Therefore, Pampa’s direct and indirect equity interest in TGS amounts to 26.9% over its issued capital stock.

Transener

In August 2019, Transener repurchased US$1.6 million FV of its 2021 CBs at an average clean price of US$91.0 per US$100 FV. Thus, as of the date hereof and net of total treasury holdings, outstanding CBs amount to US$91.9 million.

6 For further information, see section 1.3 of this Earnings Release.

Pampa Energía ● Q3 19 Earning Release ● 9

1.8       Corporate Reorganization

On August 30, 2019, the Board of Directors of Pampa and Parques Eólicos del Fin del Mundo (‘PEFM’) approved the merger between Pampa as absorbing company, and PEFM, a company fully owned by Pampa, effective as from July 1, 2019. This merger was later approved by Pampa’s Extraordinary General Shareholders’ Meetings held on October 15, 2019, being pending its registration before the Public Registry.

Furthermore, on October 8, 2019, the Company’s Board of Directors instructed to move forward with the procedures aiming to assess the benefits of a merger through absorption between Pampa, as absorbing company, and Central Piedra Buena (‘CPB’), establishing January 1, 2020 as the effective merger date.

Pampa Energía ● Q3 19 Earning Release ● 10

2.        Financial Highlights

2.1       Consolidated Balance Sheet

Figures in million	FC US$ as of 9.30.2019		L&CC as of 12.31.2018
	AR$	US$ FX 57.59	AR$	US$ FX 37.7
ASSETS
Property, plant and equipment	195,859	3,401	125,005	3,316
Intangible assets	8,465	147	6,080	161
Deferred tax credits	3,257	57	80	2
Participation in joint businesses and associates	25,591	444	15,333	407
Investments at amortized cost	2,027	35	-	-
Financial assets at fair value with changing results	645	11	422	11
Other assets	48	1	33	1
Right-of-use assets	948	16	-	-
Trade receivable and other credits	4,260	74	9,521	253
Total non-current assets	241,100	4,186	156,474	4,151
Inventories	8,655	150	5,169	137
Investments at amortized cost	3,097	54	1,330	35
Financial assets at fair value with changing results	31,263	543	15,273	405
Financial derivatives	739	13	3	0
Trade receivable and other credits	35,341	614	26,489	703
Cash and cash equivalents	2,361	41	9,097	241
Total current assets	81,456	1,414	57,361	1,522

Total assets	322,556	5,601	213,835	5,672

EQUITY
Share capital	1,743	30	1,874	50
Adjustment to share capital	9,826	171	9,826	261
Share premium	18,500	321	18,499	491
Repurchased shares	157	3	25	1
Adjustment to share capital in treasury	134	2	134	4
Cost of repurchased shares	(6,299)	(109)	(1,490)	(40)
Statutory reserve	1,753	30	904	24
Voluntary reserve	23,489	408	7,355	195
Other reserves	(742)	(13)	(483)	(13)
Retained earnings	49,929	867	15,193	403
Other comprehensive result	9,240	160	(314)	(8)
Equity attributable to owners of the parent	107,730	1,871	51,523	1,367
Non-controlling interests	28,254	491	16,160	429
Total equity	135,984	2,361	67,683	1,795

LIABILITIES
Investments in joint ventures and associates	199	3	153	4
Provisions	9,165	159	5,499	146
Income tax and minimum expected profit tax liability	544	9	1,034	27
Deferred revenues	271	5	275	7
Tax payable	435	8	542	14
Deferred tax liabilities	18,272	317	15,354	407
Defined benefit plan obligations	1,484	26	1,175	31
Salaries and social security payable	232	4	163	4
Borrowings	100,313	1,742	69,189	1,835
Accounts payable and other liabilities	4,526	79	8,162	216
Total non-current liabilities	135,441	2,352	101,546	2,694
Provisions	1,254	22	871	23
Deferred income	5	0	5	0
Income tax and minimum expected profit tax liability	3,876	67	1,084	29
Tax payable	3,260	57	2,052	54
Defined benefit plan obligations	163	3	162	4
Salaries and social security payable	2,681	47	2,726	72
Financial derivatives	3	0	49	1
Borrowings	13,735	238	12,901	342
Accounts payable and other liabilities	26,154	454	24,756	657
Total current liabilities	51,131	888	44,606	1,183

Total liabilities	186,572	3,240	146,152	3,877

Total liabilities and equity	322,556	5,601	213,835	5,672

Pampa Energía ● Q3 19 Earning Release ● 11

2.2       Consolidated Income Statement

	Nine-Month Period				Third Quarter
Figures in million	2019*		2018†		2019*		2018†
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	110,039	2,134	85,933	2,280	44,500	579	31,270	830
Cost of sales	(77,802)	(1,481)	(55,840)	(1,481)	(31,010)	(371)	(19,532)	(518)

Gross profit	32,237	653	30,093	799	13,490	208	11,738	312

Selling expenses	(5,785)	(104)	(4,612)	(122)	(2,102)	(17)	(1,935)	(51)
Administrative expenses	(5,886)	(121)	(5,513)	(146)	(2,221)	(34)	(1,708)	(45)
Exploration expenses	(155)	(4)	(12)	(0)	(84)	(2)	(7)	(0)
Other operating income	1,357	27	6,079	161	407	5	753	20
Other operating expenses	(3,189)	(64)	(5,839)	(155)	(1,232)	(17)	(1,098)	(29)
Results for participation in joint businesses and associates	3,429	62	505	13	501	(7)	(200)	(5)
Agreement from regularization of liabilities	15,296	266	-	-	2,230	(42)	-	-

Operating income	37,304	715	20,701	550	10,989	94	7,543	201

RECPAM - Results from net monetary position	8,514	148	17,217	457	2,689	11	9,804	260
Financial income	3,659	83	2,356	62	1,260	19	1,043	27
Financial costs	(10,669)	(219)	(8,229)	(218)	(3,518)	(49)	(3,501)	(93)
Other financial results	1,966	56	(35,687)	(948)	1,428	50	(17,751)	(472)
Financial results, net	3,470	68	(24,343)	(647)	1,859	31	(10,405)	(278)

Profit before tax	40,774	783	(3,642)	(97)	12,848	125	(2,862)	(77)

Income tax	(2,828)	7	841	23	(3,987)	(29)	298	9

Net income for continuing operations	37,946	790	(2,801)	(74)	8,861	96	(2,564)	(68)

Net income from discontinued operations	-	-	3,021	80	-	-	(1,104)	(29)

Net income for the period	37,946	790	220	6	8,861	96	(3,668)	(97)
Attributable to the owners of the Company	31,863	683	(2,468)	(65)	8,159	116	(4,860)	(128)
Continuing operations	31,863	683	(5,399)	(143)	8,159	116	(3,746)	(98)
Discontinued operations	-	-	2,931	78	-	-	(1,114)	(30)
Attributable to the non-controlling interests	6,083	107	2,688	71	702	(20)	1,192	31

Net income per share attributable to the owners of the Company	17.4115	0.3732	(1.2414)	(0.0327)	4.5957	0.0653	(2.5653)	(0.0676)
Basic and diluted income per share of continuing operations	17.4115	0.3732	(2.7158)	(0.0718)	4.5957	0.0653	(1.9773)	(0.0520)
Basic and diluted income per share of discontinued operations	-	-	1.4743	0.0391	-	-	(0.5880)	(0.0156)

* FC US$ was adopted on April 1, 2019, effective as from January 1, 2019 for Pampa Energía stand-alone and generation subsidiaries Greenwind, Los Nihuiles hydroelectric power plant (‘HINISA’), Diamante hydroelectric power plant (‘HIDISA’), CPB and CTBSA, among other subsidiaries. The 9M19 and Q3 19 results are disclosed in AR$ converted at transactional FX.

L&CC applies as from July 1, 2018 retrospectively and prospectively for subsidiaries Edenor (electricity distribution segment), OldeVal (oil and gas segment), Refinor, TGS and Transener (holding and others segment). Figures in AR$ for 9M19 and Q3 19 are adjusted by average inflation as of September 30, 2019 for approximately 15.9% and 5.9%, respectively, and the disclosure in US$ results from converting by a closing FX of AR$57.59 per US$.

† Figures for 9M18 and Q3 18 are recorded in AR$ and adjusted by inflation as of December 31, 2018 for approximately 27.1% and 18.9%, respectively, and shown in US$ at a closing FX of AR$37.70 per US$.

Pampa Energía ● Q3 19 Earning Release ● 12

2.3       Cash and Financial Borrowings

As of September 30, 2019, in US$ million	Cash(1)		Financial Debt
	Consolidated Financial Statements	Ownership Adjusted	Consolidated Financial Statements	Ownership Adjusted
Power generation	148	130	568	568
Electricity distribution	55	28	189	88
Petrochemicals	-	-	-	-
Holding and others	59	59	13	13
Oil and gas	322	322	1,210	1,210
Total	584	539	1,980	1,880
Affiliates @ O/S	115	115	420	420
Total with affiliates	699	654	2,400	2,300

Total Restricted Group[2]	549		1,791

Note: (1) It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost. (2) Consolidated figures without Edenor and affiliates, according to the definition in Pampa Energía’s debt prospectus.

Summary of Listed Debt Securities

Company In million	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener[1]	ON Series 2	2021	101	92	9.75%
Edenor	ON par at fixed rate	2022	300	162	9.75%
TGS[1]	ON at discount at fixed rate	2025	500	500	6.75%
Pampa	ON Series T at discount & fixed rate	2023	500	487	7.375%
	ON Series I at discount & fixed rate	2027	750	687	7.5%
	ON Series III at discount & fixed rate	2029	300	293	9.125%

In AR$
Pampa Energía	ON Series E2	2020	575	575	Badlar Privada

Note: (1) Affiliates are not consolidated in Pampa’s FS, according to the IFRS. (2) Debt securities issued by CTLL, a subsidiary merged by absorption to Pampa Energía.

Debt Transactions

As of September 30, 2019, at consolidated level the average interest rate bearing US$ loans was 7.8%, currency in which 93% of gross debt is denominated and mostly at fixed rate. The average life of Pampa’s consolidated financial debt amounts to approximately 5.3 years.

Pampa Energía ● Q3 19 Earning Release ● 13

The following chart shows the debt profile7, net of repurchases and redemptions, in US$ million:

Between mid-August and end of September 2019, Pampa redeemed at maturity US$32 million, pre-cancelled US$135 million and executed bank loans in AR$ for a total of AR$6,586 million, of which AR$1,749 million matured in October 2019 and AR$4,837 million matures in May 2021. Moreover, pre-export lines in US$ were executed with financial entities for a total of US$25 million, maturing in February 2020.

During October 2019, Pampa executed bank loans for a total of AR$2,938 million, maturing between April 2021 and April 2022. As of the date hereof, the Company is in compliance with the covenants established in its debt agreements.

Moreover, in mid-October 2019, Edenor redeemed at maturity the second amortization of the loan granted by the Industrial and Commercial Bank of China Dubai Branch (‘ICBC’) for US$12.5 million.

In regards to the CBs held in treasury, as of the date Pampa holds 2023 Series T CBs for US$13.5 million, 2027 Series I CBs for US$63.0 million and 2029 Series III CBs for US$7.3 million FV. Moreover, during September 2019, Pampa acquired Edenor’s CBs for US$19 million of FV.

Finally, closing Q3 19 Edenor holds in treasury US$12.6 million FV of its 2022 CBs, and between October and November 2019 added repurchases for US$2 million FV. Moreover, Transener repurchased a total of US$1.6 million FV of its 2021 CBs by the end of August 2019, and as of the date holds in treasury US$8.6 million FV8.

7 It does not include interests, it considers Pampa stand-alone and Edenor at 100%, and the affiliates TGS, OldelVal, Transener, Greenwind, CTBSA and Refinor at our equity participation.

8 For further information, see section 1.7 of this Earnings Release.

Pampa Energía ● Q3 19 Earning Release ● 14

Pampa Corporate Group’s CBs Ratings

Between August and mid-September 2019, credit rating agency S&P downgraded the ratings assigned to the CBs issued by the Pampa Group with stable to negative outlook, as a result of the Argentine sovereign debt rating downgrade. The global ratings of Pampa, Edenor, TGS and Transener were downgraded from ‘B’ to ‘B-’. The local rating of Edenor was downgraded from ‘raA’ to ‘raBBB’, whereas Transener was downgraded from ‘raAA-’ to ‘raBBB+’.

For the same reasons as S&P, at the beginning of September 2019, the credit rating agency Moody’s downgraded the ratings assigned to the CBs issued by the Pampa Group with negative to under review for downgrade outlook. The global rating of Pampa was downgraded from ‘B2’ to ‘Caa1’, whereas Edenor and TGS was downgraded from ‘B1’ to ‘Caa1’. The local ratings of Edenor and TGS were downgraded from ‘Aa3.ar’ and ‘Aa2.ar’, respectively, to ‘Baa3.ar’.

Finally, between August and September 2019, the credit rating agency FitchRatings downgraded the global rating assigned to the CBs issued by Pampa from ‘B’ to ‘CCC+’, with stable to negative outlook, and kept its local rating at ‘AA-’ with stable outlook.

The following table shows the Pampa Group’s CBs ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-	na
	Moody's	Caa1	na
	FitchRatings	CCC+	AA-
Edenor	S&P	B-	raBBB
	Moody's	Caa1	Baa3.ar
TGS	S&P	B-	na
	Moody's	Caa1	Baa3.ar
Transener	S&P	B-	raBBB+

Pampa Energía ● Q3 19 Earning Release ● 15

3.        Analysis of the Q3 19 Results

Consolidated net revenues of US$579 million, a 30% lower than the US$830 million recorded for the Q3 18, explained by decreases of 44% in electricity distribution, 20% in oil and gas, 22% in petrochemicals, 56% in holding and others, and higher eliminations due to intersegment sales for US$71 million, partially offset by a 40% increase in power generation.

ð Power Generation of 4,138 GWh from 15 power plants

ð Electricity sales of 5,362 GWh to 3.1 million end-users

ð Production of 49.8 thousand barrels per day of hydrocarbons

ð Sales of 75 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of US$270 million, 15% lower compared to the US$319 million for Q3 18, due to decreases of 11% in electricity distribution, 39% in oil and gas, 46% in holding and others, and higher intersegment eliminations for US$2 million, partially offset by increases of 11% in power generation and US$3 million in petrochemicals.

Consolidated gain attributable to the owners of the Company of US$116 million, US$244 million higher than the loss of US$128 million in Q3 18, mainly due to lower recording of losses from FX difference as explained above.

Consolidated Adjusted EBITDA Calculation, in US$ million	Nine-Month Period		Third Quarter
	2019*	2018†	2019*	2018†	2018‡
Consolidated operating income	715	550	94	201	188
Consolidated depreciations and amortizations	189	161	59	52	38
EBITDA	904	711	153	253	226

Adjustments from generation segment	30	26	26	13	20
Deletion of equity income from Greenwind & CT Barragán	2	23	2	10	17
Greenwind's EBITDA adjusted by ownership	8	4	3	3	3
CT Barragán's EBITDA adjusted by ownership	20	-	20	-	-
Others	-	(2)	-	(0)	(0)
Adjustments from distribution segment	(247)	28	59	12	11
Deletion of the effects from normalization of liabilities	(266)	-	42	-	-
Adjustment for IFRS reporting	-	-	15	-	-
Retroactive adjustments to extraordinary penalties from the RTI	13	22	-	10	9
Late payment interests	6	6	2	2	2
Adjustments from oil and gas segment	(20)	(22)	3	2	0
Deletion of equity income from OldelVal and OCP	(21)	(3)	3	(1)	(2)
OldelVal's EBITDA adjusted by ownership	1	6	0	2	2
Others	-	(25)	-	0	0
Adjustments from petrochemicals segment	-	(1)	-	0	0
Contingencies from former Petrobras Argentina	-	1	-	0	0
Penalty to Oil Combustibles for raw gasoline	-	(1)	-	-	-
Adjustments from holding and others segment	57	86	29	40	26
Deletion of equity income from TGS, Transener and Refinor	(43)	(33)	2	(3)	(13)
TGS's EBITDA adjusted by ownership	71	87	18	32	29
Transener's EBITDA adjusted by ownership	28	33	10	10	9
Refinor's EBITDA adjusted by ownership	1	(0)	(1)	1	1

Consolidated adjusted EBITDA for continuing operations	724	828	270	319	283
Consolidated adjusted EBITDA for continuing and discontinued op.	724	875	270	312	276

*, † See section 2.2 of this Earnings Release. ‡ For the convenience of the reader, on businesses that in 2019 follow FC US$, it is disclosed as supplementary information the comparative period Q3 18 figures recorded in nominal AR$, and shown in US$ at an average FX of AR$32.04/US$ for the period. For subsidiaries under L&CC, the comparative Q3 18 figures recorded in AR$ are adjusted by inflation of approximately 63.7% as of September 30, 2019, and disclosed in US$ at a closing FX of AR$57.59 per US$.

Pampa Energía ● Q3 19 Earning Release ● 16

3.1       Analysis of the Power Generation Segment

Power Generation Segment, Consolidated Figures in US$ million	Nine-Month Period		Third Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	631	421	222	159	+40%	156	+42%
Cost of sales	(355)	(177)	(119)	(49)	+143%	(48)	+148%

Gross profit	276	244	103	110	-6%	108	-5%

Selling expenses	(2)	(1)	(1)	1	NA	-	NA
Administrative expenses	(25)	(24)	(10)	(9)	+11%	(8)	+25%
Other operating income	6	3	1	2	-50%	1	-
Other operating expenses	(8)	(4)	(4)	(2)	+100%	(1)	+300%
Results for participation in joint businesses	(2)	(23)	(2)	(10)	-80%	(17)	-88%

Operating income	245	195	87	92	-5%	83	+5%

RECPAM - Results from net monetary position	-	233	-	137	-100%	-	NA
Finance income	47	34	12	15	-20%	15	-20%
Finance costs	(67)	(60)	(21)	(25)	-16%	(24)	-13%
Other financial results	80	(394)	85	(223)	NA	(222)	NA

Profit (loss) before tax	305	8	163	(4)	NA	(148)	NA

Income tax	(25)	(37)	2	(27)	NA	39	-95%

Net income (loss) for the period	280	(29)	165	(31)	NA	(109)	NA
Attributable to owners of the Company	277	(34)	166	(33)	NA	(114)	NA
Attributable to non-controlling interests	3	5	(1)	2	NA	5	NA

Adjusted EBITDA	327	263	131	118	+11%	110	+19%

Increases in prop., plant, equipment and intangible assets	181	158	39	53	-28%	53	-27%
Depreciation and amortization	52	42	18	13	+38%	7	+157%

* FC US$. † L&CC as of December 31, 2018, in US$ at closing FX of 37.7. ‡ L&NC, in US$ at average FX of 32.04. Organic variation: comparison between Q3 19 figures under FC US$ and Q3 18 under L&NC. For further information, see sections 2.2 and 3 of this Earnings Release.

In Q3 19, gross margin at power generation was US$103 million, recording an organic decrease of 5% compared to the same period in 2018, mainly explained by the update in legacy energy remuneration scheme as from March 2019, which among other measures, reduced the thermal power plant’s remuneration not only for the capacity but also for the operation and maintenance, in addition to the application of an average utilization factor during the last twelve months per unit. During all Q3 18, our thermal legacy energy billed US$7,000/MW-month under SEE Res No. 19/2017, whereas in Q3 19, capacity remuneration was capped, being US$7,000/MW-month during July and August (winter) and US$5,500/MW-month during September (spring), weighted by a coefficient correlated to the average dispatch, which can discount up to an additional 30%. Moreover, during Q3 19 the depreciations’ weight is higher due to the commissioning of new units and the switch to FC US$, in addition to lower Energía Plus sales, mainly due to lower physical sales as clients are migrating to the Renewable Energy Term Market (‘MAT ER’), lower economic activity, as well as GT01 unit at Güemes thermal power plant (‘CTG’) transferred its contracts to Plus unit at Genelba thermal power plant (‘CTGEBA’), so as from May 2019 said unit is billing as legacy energy. These effects were partially offset by better gross margin of our Energía Plus segment compared to Q3 18, explained by lower costs of gas and energy purchases to cover contracts, the additions of Pampa Energía wind farms II and III (‘PEPE’, 106 MW, May 2019), the commissioning of GT04 and the capacity increase of GT03 at CTGEBA (207 MW, June 2019), in addition to a recognition of receivables for US$7 million under the Agreement for the Regularization and Settlement of Receivables with the WEM.

Pampa Energía ● Q3 19 Earning Release ● 17

It is worth highlighting that our sales are US$-nominated, not only on our new energy’s PPAs (Energía Plus, SE Res. No. 220/2007, MEyM Res. No. 21/2017, RenovAr and MAT ER) but also on our legacy energy’s remuneration (SEE Res. No. 19/2017 and SRRYME Res. No. 1/20199). On the other hand, since November 2018, Pampa opted to make use of the fuel self-procurement capacity for certain of its thermal generation units and therefore, higher revenues were recorded due to the recognition of gas cost as a pass-through in the Variable Production Cost (‘CVP’), but also higher costs due to the purchase of such gas, being the margin insignificant.

In operating terms, Pampa’s power generation during Q3 19 increased 16% compared to Q3 18, mainly due to higher generation at the combined cycle as well as the commissioning of gas turbine GT04 and the capacity increase of GT03 of CTGEBA (+645 GWh), higher dispatch at Loma De La Lata thermal power plant (‘CTLL’) due to commercial optimization from the management of its own fuels (+175 GWh), higher wind generation from PEPE II, PEPE III and PEMC (+94 GWh), generation from CTEB acquired by the end of June 2019 (+43 GWh) and higher dispatch at HINISA due to water reserves accumulated since May 2019, a decision made by CAMMESA (+39 GWh). These variations were partially offset by a lower dispatch at CTG, Parque Pilar thermal Power Plant (‘CTPP’) and Piquirenda thermal power plant (‘CTP’) as a result of the partial recognition of imported gas costs by the WEM within the CVP since October 2018 (-289 GWh), lower dispatch requirement at Ingeniero White thermal power plant (‘CTIW’) and CPB (-114 GWh), and lower water flow at Pichi Picún Leufú hydroelectric power plant (‘HPPL’) and HIDISA, in addition to a programmed maintenance at HIDISA (-28 GWh).

The availability rate of all Pampa’s power plants reached 95.0% in Q3 19, similar to the Q3 18 levels of 94.2%.

Summary of Electricity Generation Assets	Hydroelectric			Wind			Subtotal Hydro +Wind
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2[2]	PEPE3[2]
Installed Capacity (MW)	265	388	285	100	53	53	1,144
New Capacity (MW)	-	-	-	100	53	53	206
Market Share	0.7%	1.0%	0.7%	0.3%	0.1%	0.1%	2.9%

Nine-Month Period
Net Generation 9M19 (GWh)	336	224	612	284	78	97	1,631
Market Share	0.3%	0.2%	0.6%	0.3%	0.1%	0.1%	1.7%
Sales 9M19 (GWh)	336	224	612	284	80	97	1,633

Net Generation 9M18 (GWh)	395	262	700	147	-	-	1,504
Variation 9M19 vs. 9M18	-15%	-15%	-12%	+92%	na	na	+8%
Sales 9M18 (GWh)	395	262	700	147	-	-	1,504

Avg. Price 9M19 (US$/MWh)	43	65	23	68	58	66	45
Avg. Price 9M18 (US$/MWh)	35	52	21	84	na	na	36
Avg. Gross Margin 9M19 (US$/MWh)	27	48	15	60	50	55	34
Avg. Gross Margin 9M19 (US$/MWh)	24	36	15	75	na	na	27

Third Quarter
Net Generation Q3 19 (GWh)	122	61	291	104	30	61	670
Market Share	0.4%	0.2%	0.8%	0.3%	0.1%	0.2%	1.9%
Sales Q3 19 (GWh)	122	61	291	104	32	61	671

Net Generation Q3 18 (GWh)	83	65	315	101	-	-	564
Variation Q3 19 vs. Q3 18	+48%	-6%	-8%	+2%	na	na	+19%
Sales Q3 18 (GWh)	83	65	315	101	-	-	564

Avg. Price Q3 19 (US$/MWh)	53	94	18	69	73	67	46
Avg. Price Q3 18 (US$/MWh)	55	68	18	78	na	na	40
Avg. Gross Margin Q3 19 (US$/MWh)	39	75	13	62	59	54	37
Avg. Gross Margin Q3 18 (US$/MWh)	40	49	14	70	na	na	32

Note: Gross margin before amortization and depreciation. 2019 figures are under FC US$, whereas 2018 figures are recorded under L&NC, divided by average FX of AR$/US$: 9M18 – 25.25; Q3 18 – 32.04. (1) Operated by Pampa (50% of equity stake). (2) Commissioned on May 10, 2019.

9 Effective as from March, 2019.

Pampa Energía ● Q3 19 Earning Release ● 18

Summary of Electricity Generation Assets	Thermal										Total
	CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[1]	Eco- Energía	CTEB[2]	Subtotal
Installed Capacity (MW)	765	361	30	620	100	100	1,050	14	567	3,607	4,751
New Capacity (MW)	364	100	30	-	100	100	178	14	567	1,453	1,659
Market Share	1.9%	0.9%	0.1%	1.6%	0.3%	0.3%	2.7%	0.04%	1.4%	9.1%	12.0%

Nine-Month Period
Net Generation 9M19 (GWh)	3,954	577	37	596	138	227	4,490	78	48	10,146	11,777
Market Share	4.0%	0.6%	0.0%	0.6%	0.1%	0.2%	4.6%	0.1%	0.0%	10.3%	12.0%
Sales 9M19 (GWh)	3,954	711	37	596	138	227	4,739	83	48	10,534	12,166

Net Generation 9M18 (GWh)	3,849	1,431	120	593	169	202	3,569	83	-	10,016	11,520
Variation 9M19 vs. 9M18	+3%	-60%	-69%	+1%	-18%	+13%	+26%	-6%	na	+1%	+2%
Sales 9M18 (GWh)	3,849	1,880	120	593	169	202	4,054	85	-	10,951	12,456

Avg. Price 9M19 (US$/MWh)	55	44	124	76	na	107	47	45	na	59	57
Avg. Price 9M18 (US$/MWh)	37	35	52	75	na	103	31	65	na	40	40
Avg. Gross Margin 9M19 (US$/MWh)	31	30	na	32	na	82	18	5	na	32	32
Avg. Gross Margin 9M19 (US$/MWh)	35	20	na	44	na	83	18	20	na	29	29

Third Quarter
Net Generation Q3 19 (GWh)	1,444	142	11	-	47	51	1,701	29	43	3,468	4,138
Market Share	4.2%	0.4%	0.0%	0.0%	0.1%	0.1%	4.9%	0.1%	0.1%	10.1%	12.0%
Sales Q3 19 (GWh)	1,444	149	11	-	47	51	1,745	29	43	3,519	4,190

Net Generation Q3 18 (GWh)	1,268	390	29	91	70	74	1,056	29	-	3,008	3,572
Variation Q3 19 vs. Q3 18	+14%	-64%	-62%	na	-32%	-31%	+61%	+1%	na	+15%	+16%
Sales Q3 18 (GWh)	1,268	516	29	91	70	74	1,195	29	-	3,272	3,837

Avg. Price Q3 19 (US$/MWh)	52	53	111	na	na	144	48	66	na	69	66
Avg. Price Q3 18 (US$/MWh)	39	37	70	159	na	107	31	57	na	43	43
Avg. Gross Margin Q3 19 (US$/MWh)	29	40	na	na	na	117	19	27	na	41	41
Avg. Gross Margin Q3 18 (US$/MWh)	37	22	na	102	na	83	17	9	na	32	32

Note: Gross margin before amortization and depreciation. 2019 figures are under FC US$, whereas 2018 figures are recorded under L&NC, divided by average FX of AR$/US$: 9M18 – 25.25; Q3 18 – 32.04. (1) Capacity increase of GT03 for 19 MW and GT04 commissioning for 188 MW as from June 1 and 12, 2019, respectively. (2) Pampa is the operator and holds a 50% equity stake as from June 26, 2019.

Net operating costs, excluding depreciations and amortizations, organically increased by 135% compared to Q3 18, mainly due to higher gas purchases for fuel self-procurement, which captured 64% of the segment’s operating costs and 78% of the total gas fired for the dispatch at our thermal power plants. These effects were partially offset by lower expenses that are denominated in AR$ due to the devaluation effect, and lower costs of energy purchases to cover Plus contracts.

The Q3 19 registered a positive variation of US$172 million in net financial results compared to the figures of Q3 18 under IFRS, amounting to a net gain of US$76 million, mainly due to revaluation of receivables because of the Agreement for the Regularization and Settlement of Receivables with the WEM executed in August 2019, lower loss from net FX difference resulting from the switch to FC US$ and a gain due to the devaluation effect on the AR$-nominated fiscal liabilities and gains from CBs repurchases. These variations were partially offset by lower recognition of commercial interests charged to CAMMESA due to delayed payments, higher expenses due to the issuance of 2029 CBs and lower gains from the holding of financial securities.

Adjusted EBITDA increased organically by 19% compared to Q3 18, registering a gain of US$131 million, mainly due to the commissioning of 207 MW at CTGEBA, commercial operations of PEPE II and III, and the acquisition of CTEB, and lower expenses resulting from the devaluation effect on those AR$-nominated. These effects were partially offset by the legacy remuneration scheme update and higher operational and maintenance costs due to the increasing number of units. The adjusted EBITDA considers our proportional 50% stake of PEMC (Greenwind) EBITDA, for a gain of US$3 million in Q3 19 and Q3 18, and a 50% of CTEB (CTBSA), with a gain of US$20 million in Q3 19.

Pampa Energía ● Q3 19 Earning Release ● 19

The following table shows the status summary of the committed expansion projects:

Project	MW	Equipment Provider	Marketing	Awarded Price			Estimated Capex in US$ million[1]		Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh	Budget	% Executed @ Sep 30, 2019
Thermal
Loma de la Lata	15	MAN	Res. SRRyME N° 1/19	5,500 - 7,000	5.4	14	20	92%	Q1 2020
	105	GE	US$ PPA for 10 years	23,000	7.5	39	90	100%	August 5, 2017
Parque Ind. Pilar	100	Wärtsilä	US$ PPA for 10 years	26,900	15 - 16	52	103	100%	August 29, 2017
Ing. White	100	Wärtsilä	US$ PPA for 10 years	21,800	12 - 15	42 - 45	92	100%	December 22, 2017
Closing Genelba Plus	383	Siemens	US$ PPA for 15 years	20,500	6	34	350	78%	OC: June 12, 2019(2) CC: Q2 2020
Closing Ensenada	280	Siemens	US$ PPA for 10 years	23,962	10.5	43	200	0%	CC: Q1 2021

Renewable
Mario Cebreiro[3]	100	Vestas	US$ PPA for 20 years	na	na	58(4)	139	97%	June 8, 2018
Pampa Energía II	53	Vestas	MAT ER	na	na	69(5)	64	93%	May 10, 2019
Pampa Energía III	53	Vestas	MAT ER	na	na	69(5)	73	92%	May 10, 2019

Total	1,189						1,131	74%

Note: (1) Amounts without VAT. (2) The 188 MW are remunerated under SRRYME Res. No. 1/19 until the full commissioning of the project. (3) Pampa holds 50% of stake. (4) Awarded price does not consider incentive and adjustment factors. (5) Weighted average of the PPAs.

3.2       Analysis of the Electricity Distribution Segment

Electricity Distribution Segment, Consolidated Figures in US$ million	Nine-Month Period		Third Quarter
	2019*	2018†	2019*	2018†	∆% bajo NIIF	2018‡	∆% orgánica
Sales revenue	1,117	1,202	237	424	-44%	382	-38%
Cost of sales	(889)	(878)	(175)	(325)	-46%	(293)	-40%

Gross profit	228	324	62	99	-37%	89	-31%

Selling expenses	(87)	(94)	(11)	(38)	-71%	(34)	-68%
Administrative expenses	(44)	(52)	(10)	(17)	-41%	(15)	-35%
Other operating income	6	7	-	2	-100%	2	-100%
Other operating expenses	(32)	(30)	(7)	(10)	-30%	(9)	-22%
Agreement from regularization of liabilities	266	-	(42)	-	NA	-	NA

Operating income	337	155	(8)	36	NA	32	NA

RECPAM	148	163	11	75	-85%	68	-84%
Finance income	13	12	3	4	-25%	4	-17%
Finance costs	(72)	(85)	2	(34)	NA	(31)	NA
Other financial results	(53)	(29)	(44)	14	NA	13	NA

Profit before tax	373	216	(36)	95	NA	86	NA

Income tax	(156)	(78)	(3)	(35)	-91%	(32)	-90%

Net income for the period	217	138	(39)	60	NA	54	NA
Attributable to owners of the Company	113	74	(20)	33	NA	30	NA
Attributable to non-controlling interests	104	64	(19)	27	NA	24	NA

Adjusted EBITDA	144	230	59	66	-11%	59	-1%

Increases in prop., plant, equipment and intangible assets	125	149	20	68	-71%	61	-68%
Depreciation and amortization	54	47	8	18	-56%	16	-51%

*, ‡ L&CC as of September 30, 2019, in US$ at closing FX of 57.59. 3Q 19 figuers under IFRS result from the difference between 9M19, second quarter of 2019 at closing FX of June 2019 and first quarter of 2019 at closing FX of March 2019. † L&CC as of December 31, 2018, in US$ at closing FX of 37.7. Organic variation: comparison between Q3 19 and Q3 18 figures as of September 30, 2019. For further information, see sections 2.2 y 3 of this Earnings Release.

Pampa Energía ● Q3 19 Earning Release ● 20

In Q3 19, distribution segment’s net sales organically decreased by 38% compared to Q3 18, mainly due to Argentine peso moving from a FX of AR$42.46/US$ by June 2019 to AR$57.59/US$ by September 2019, experiencing a 36% depreciation. However, sales in AR$ real terms managed to maintain stable, mainly explained by a higher average sale price as a result of cost variation update increasing tariffs as from March 2019 and higher electricity seasonal price, in addition to the retroactive recording of the tariff deferred in August 2018 and February 201910, the lagged invoiced sales coming from consumption by shantytowns under the Framework Agreement for the January – May 2019 period11, and the recovery from the application of caps to clients benefiting from social tariff. All the retroactive amounts, the revenues from the Framework Agreement and the recoveries from the social tariffs’ caps were not accrued in Q3 18.

Besides high AR$ depreciation, lower electricity volume sales were recorded and thus, a lesser accrual of the monthly installments due to the gradual implementation of the tariff increase during February 2017 and January 2018 (US$9 million in Q3 19 and US$15 million in Q3 18). Moreover, in an inflationary scenario the time lag between the measuring of CPD and its granting has a negative impact on the Distribution Added Value (‘VAD’), as well as the composition of the CPD formula (which replicates Edenor’s cost structure) is overweighed in the salary index, which was outpaced by the CPI, PPI and US$ evolution.

In operating terms, energy volume sales decreased 5% in comparison to Q3 18, mainly explained by 5% lower consumption year-on-year in the residential segment, related to higher average temperatures compared to last year, the impact of economic recession and price-demand elasticity due to tariff increase, in addition to lower demand from industries and SMEs in line with economic activity downturn (-4% vs. Q3 18). On the other hand, the number of Edenor’s clients increased by 3%, mainly due to regularization of residential clients as a result of the market disciplinary actions and normalization of clandestine connections, which included the installation of approximately 100 thousand energy integrated measuring units during 2018. This effect was partially offset by lower registered commercial clients due to the economic downturn.

Edenor's Sales by Type of Customer	2019			2018			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
Nine-Month Period
Residential[1]	6,504	43%	2,733,618	7,148	43%	2,644,011	-9%	+3%
Commercial	2,438	16%	352,811	2,683	16%	355,749	-9%	-1%
Industrial	2,620	17%	6,827	2,781	17%	6,871	-6%	-1%
Wheeling System	2,656	17%	692	2,904	18%	705	-9%	-2%
Others
Public Lighting	559	4%	21	565	3%	21	-1%	-
Shantytowns and Others	451	3%	465	438	3%	450	+3%	+3%

Total	15,228	100%	3,094,434	16,520	100%	3,007,807	-8%	+3%

Third Quarter
Residential[1]	2,408	45%	2,733,618	2,526	45%	2,644,011	-5%	+3%
Commercial	817	15%	352,811	872	15%	355,749	-6%	-1%
Industrial	882	16%	6,827	913	16%	6,871	-3%	-1%
Wheeling System	869	16%	692	922	16%	705	-6%	-2%
Others
Public Lighting	198	4%	21	200	4%	21	-1%	-
Shantytowns and Others	189	4%	465	194	3%	450	-3%	+3%

Total	5,362	100%	3,094,434	5,626	100%	3,007,807	-5%	+3%

Note: (1) It includes 563.244 y 564.837 clients categorized under Social Tariff as of September 30, 2019 and 2018, respectively.

Energy purchases fell by 21% in Q3 19 compared to Q3 18, mainly due to AR$ depreciation and a lower volume of energy demand, net of losses, partially offset by an increase in AR$ real terms in electricity cost as a raw material as subsidies are being gradually removed, in addition to a rise in electricity losses in terms of rate and cost (losses rate of 23.1% over demanded electricity in Q3 19 vs 20.4% in Q3 18), mainly due to electricity theft incentivized by economic recession and the impact of tariff increase.

10 For further information, see ‘Tariff schedules’ maintenance agreement’ in section 1.5 of this Earnings Release.

11 For further information, see ‘Extension of the New Framework Agreement’ in section 1.5 of this Earnings Release.

Pampa Energía ● Q3 19 Earning Release ● 21

Net operating costs, excluding energy purchases, depreciations and amortizations, decreased by 89% in Q3 19 compared to Q3 18, mainly explained by cost dilution due to AR$ depreciation, in addition to lower penalties because of the Liabilities Regularization Agreement executed in May 2019, improvements in service quality resulting from investments made and a lower electricity demand from users. Moreover, the labor costs’ increase, Edenor’s main cost input, lagged vis-à-vis inflation rate.

During Q3 19 net financial results decreased by US$81 million amounting to a loss of US$28 million, mainly explained by a US$44 million gain recorded in Q3 18 due to RDSA credit revaluation, in addition to a lower RECPAM accrual from the passive net financial position at the segment and a lower gain from the holding of financial securities. These effects were partially offset by lower losses from commercial interests to payable stock held against CAMMESA due to the Liabilities Regularization Agreement, lower losses from net FX difference as the 36% devaluation of AR$ to US$ in Q3 19 did not exceed the 43% devaluation reached in Q3 18 and lower interests from financial liabilities.

The adjusted EBITDA in Q3 19 for our distribution segment posted a gain of US$59 million, 1% lower than Q3 18, mainly explained by devaluation of AR$, the decline in electricity demand and the increasing costs from electricity theft, partially offset by an adjustment of US$15 million due to FX impact in the Q3 19 quarter’s reporting, lower penalties charges, higher sale prices due to CPD application and higher seasonal prices. Moreover, the adjusted EBITDA excludes the results from the Liabilities Regularization Agreement and includes income from late payment penalties.

3.3       Analysis of the Oil and Gas Segment12

Oil & Gas Segment, Consolidated Figures in US$ million	Nine-Month Period		Third Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	347	397	123	154	-20%	153	-20%
Cost of sales	(232)	(216)	(90)	(69)	+30%	(72)	+25%

Gross profit	115	181	33	85	-61%	81	-59%

Selling expenses	(7)	(14)	(2)	(7)	-71%	(7)	-71%
Administrative expenses	(32)	(37)	(9)	(9)	-	(9)	-
Exploration expenses	(4)	-	(2)	-	NA	-	NA
Other operating income	6	138	2	8	-75%	8	-75%
Other operating expenses	(8)	(101)	(2)	(13)	-85%	(13)	-85%
Results for participation in joint businesses	21	3	(3)	1	NA	2	NA

Operating income	91	170	17	65	-74%	62	-73%

RECPAM	-	121	-	62	-100%	-	NA
Finance income	16	6	2	3	-33%	3	-33%
Finance costs	(66)	(58)	(26)	(22)	+18%	(22)	+18%
Other financial results	52	(624)	28	(337)	NA	(334)	NA

Profit (loss) before tax	93	(385)	21	(229)	NA	(291)	NA

Income tax	(20)	118	(7)	68	NA	84	NA

Net income (loss) for continuing operations	73	(267)	14	(161)	NA	(207)	NA

Discontinued operations	-	49	-	(32)	-100%	(4)	-100%

Net income for the period	73	(218)	14	(193)	NA	(211)	NA

Adjusted EBITDA for continuing operations	153	215	52	86	-39%	76	-32%
Adjusted EBITDA for cont. and discontinued operations	153	240	52	81	-35%	72	-27%

Increases in prop., plant, equipment and intangible assets	145	133	68	67	+1%	67	+2%
Depreciation and amortization	82	67	32	19	+68%	14	+129%

* FC US$. † L&CC as of December 31, 2018, in US$ at closing FX of 37.7. ‡ L&NC, in US$ at average FX of 32.04. For OldelVal, Q3 18 figures were adjusted as of September 30, 2019, shown in US$ at closing FX of 57.59. Organic variation: comparison between Q3 19 figures under FC US$ and Q3 18 under L&NC. For OldelVal, comparison between Q3 19 and Q3 18 are under L&CC as of September 30, 2019. For further information, see sections 2.2 and 3 of this Earnings Release.

12 The oil and gas segment only consolidates the continuing operations, because in January 2018 we agreed to divest certain assets mainly related to crude oil production, therefore shown as discontinued operations, according to reporting standards.

Pampa Energía ● Q3 19 Earning Release ● 22

In Q3 19 the gross margin for continuing operations from our oil and gas segment decreased organically 59% compared to Q3 18, mainly due to a drop of 26% in the oil and gas sale prices, which are US$-nominated and accrued to the demand. Moreover, higher gas treatment and transportation costs at El Mangrullo block due to higher level of activity and investment in the block, in addition to higher intervention and maintenance costs at Sierra Chata block, which the latter in 2018 took place during the fourth quarter, higher depreciations due to the switch to FC US$ and to a lesser extent, lower production of oil, contributed to the drop at gross margin. These effects were partially offset by a higher production of gas destined to intersegment sales due to the fuel self-procurement for our thermal power plants, and to a lesser extent, lower royalties resulting from reduced sales prices, as well as diluted AR$-nominated expenses due to the devaluation effect.

In operating terms, the production of our oil and gas segment in Q3 19 registered 49.8 kboe/day, 11% higher than Q3 18. Production of gas reached 270 mcf/day, 13% higher than Q3 18 and 3% higher than the second quarter of 2019 (‘Q2 19’), mainly because of the production increase at El Mangrullo (+55 mcf/day of year-on-year and +7.7 mcf/day quarter-on-quarter), a block in which since the end of 2018 the evacuation infrastructure was expanded, therefore increasing production to approximately 155 mcf/day by September 2019, in line with fuel self-procurement for power generation. These effects were partially offset by a lower production in other gas-bearing blocks as a result of lack of visibility in sales price, affected by the excess of domestic supply due to the disruption of shale gas, which is mainly sustained by projects approved under the Unconventional Plan Gas, in addition that during winter season it also affected by the lack of transportation capacity to evacuate the production towards the core demand areas. These factors affected Rincón del Mangrullo block (-17 mcf/day) due to a lower drilling rate and natural decline, in addition to a minor reduction at Río Neuquén (associated gas), Aguaragüe and Sierra Chata (-6.7 mcf/day). Moreover, oil production reached 4.8 kbbl/day in Q3 19, 10% lower than Q3 18, mainly due to a production decrease at El Tordillo, explained by higher wells’ completion activity in Q3 18, and no oil contribution from Chirete, in the process of facilities accommodation.

As of September 30, 2019, we accounted 900 productive wells in Argentina for continuing operations, in comparison to 892 as of December 31, 2018

Pampa Energía ● Q3 19 Earning Release ● 23

Oil & Gas Production	Continuing Operations			Discontinued Operations				Total
	Oil	Gas	Subtotal	Oil	Gas	LPG	Subtotal
Nine-Month Period
Volume 9M19
In thousand m3/day	0.8	7,370
In thousand boe/day	5.0	43.4	48.4					48.4
In million cubic feet/day		260

Volume 9M18
In thousand m3/day	0.8	6,908		2.0	1,112	0.1
In thousand boe/day	4.9	40.7	45.6	12.7	6.5	0.6	19.8	65.4
In million cubic feet/day		244			39
Variation 9M19 v. 9M18	+1%	+7%	+6%	na	na	na	na	-26%

Avg. Price 9M19
In US$/bbl	54.3
In US$/MBTU		3.2

Avg. Price 9M18
In US$/bbl	64.2			61.7
In US$/MBTU		5.1			4.4
In US$/ton						415.3
Variation 9M19 v. 9M18	-15%	-38%		na	na	na

Third Quarter
Volume Q3 19
In thousand m3/day	0.8	7,641
In thousand boe/day	4.8	45.0	49.8					49.8
In million cubic feet/day		270

Volume Q3 18
In thousand m3/day	0.9	6,733
In thousand boe/day	5.4	39.6	45.0					45.0
In million cubic feet/day		238
Variation Q3 19 v. Q3 18	-10%	+13%	+11%					+11%

Avg. Price Q3 19
In US$/bbl	49.2
In US$/MBTU		3.3

Avg. Price Q3 18
In US$/bbl	66.4
In US$/MBTU		4.5
Variation Q3 19 v. Q3 18	-26%	-26%

Note: Production in Argentina. 2019 figures are under FC US$, whereas 2018 figures were registered under L&NC, in US$ at average FX of AR$/US$: 9M18 – 25.25; Q3 18 – 32.04.

In Q3 19, our accrued gas average sale price was US$3.3/MBTU, 26% lower than the US$4.5/MBTU registered in Q3 18, mainly due to a negative trend in the sale prices to end-users since August 2018, in line with the reduction of reference price for gas-fired at power plants and the gas tenders on an interruptible basis conducted by CAMMESA. It is worth highlighting that 80% of our gas delivery is destined to supply our thermal power units’ dispatch, being the balance destined mostly to spot/industrial (price highly correlated to those traded with CAMMESA). Moreover, since September 2019 Pampa started to export to Chile.

Gas prices reflect demand seasonality, domestic oversupply during summer season and bottleneck in the transportation infrastructure. However, in June 2019 reference prices for power plants shifted its negative trend and increased from US$2.7/MBTU to US$3.6/MBTU due to higher demand during winter season, but as from September 2019 it returned to the trading ranges recorded during summer season.

Pampa Energía ● Q3 19 Earning Release ● 24

Moreover, our accrued oil average sale price was US$49.2/barrel, 26% lower than the US$66.4/barrel mainly due to the SGE measure which determines the FX rate of the trading prices since August 201913, and to a lesser extent, due to lower international reference prices.

Total costs in Q3 19, not considering depreciations and amortizations, and excluding non-recurring charges, decreased organically by 3% year-on-year, mainly explained by lower royalties, lower gas purchase prices in US$, and the dilution due to the devaluation in AR$-nominated costs, partially offset by higher fees and works and services contracts.

During Q3 19, net financial results compared under IFRS increased by US$298 million to a gain of US$4 million, mainly due to lower losses from net FX difference as a result of the switch to FC US$, in addition to the revaluation of receivables held against gas utility distributors14 and gains on CBs repurchases. These effects were partially offset by higher losses from FX difference in receivables held against gas distributors, whose sales are done in AR$ but capture a marginal percentage of sales, lower gains from the holding of financial securities, higher expenses due to 2029 CBs issuance, and to a lesser extent lower financial interests charged to CAMMESA due to delayed payments for the gas supplied to our thermal power plants.

The adjusted EBITDA of our oil and gas segment for continuing operations decreased organically by 32%, posting US$52 million in Q3 19, mainly due to lower hydrocarbon sale prices, FX freeze for crude oil commercialized since August 2019, higher costs due to a higher level of activity at El Mangrullo block, and to a lesser extent, lower oil production, partially offset by the increase in production and sale of gas, AR$ devaluation effect on costs and lower royalties. The adjusted EBITDA considers our proportional stake of OldelVal, an oil pipeline company, and in Q3 18 excludes the restatement of OCP’s Ship or Pay contract Ecuador (US$6 million) and a recovery of royalties accrued for Plan Gas 2 in fiscal year 2017 for US$6 million.

13 For further information, see ‘Measures to Secure Fuel Supply in the Domestic Market’ on section 1.1 of this Earnings Release.

14 For further information, see ‘FX Difference on Natural Gas Price Sold Between April 2018 and March 2019’ on section 1.2 of this Earnings Release.

Pampa Energía ● Q3 19 Earning Release ● 25

3.4       Analysis of the Petrochemicals Segment

Petrochemicals Segment, Consolidated Figures in US$ million	Nine-Month Period		Third Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	240	255	72	92	-22%	91	-21%
Cost of sales	(220)	(229)	(67)	(84)	-20%	(82)	-18%

Gross profit	20	26	5	8	-38%	9	-44%

Selling expenses	(6)	(11)	(3)	(5)	-40%	(5)	-40%
Administrative expenses	(3)	(14)	(1)	(4)	-75%	(4)	-75%
Other operating income	3	5	1	3	-67%	3	-67%
Other operating expenses	(7)	(15)	-	(3)	-100%	(9)	-100%

Operating income	7	(9)	2	(1)	NA	(6)	NA

RECPAM	-	-	-	18	-100%	-	NA
Finance income	1	1	-	1	-100%	1	-100%
Finance costs	(12)	(11)	(3)	(11)	-73%	(5)	-40%
Other financial results	7	(57)	8	(26)	NA	(26)	NA

Profit (loss) before tax	3	(76)	7	(19)	NA	(36)	NA

Income tax	(1)	21	(2)	11	NA	11	NA

Net income (loss) for the period	2	(55)	5	(8)	NA	(25)	NA

Adjusted EBITDA	8	(5)	3	0	NA	(5)	NA

Increases in prop., plant, equipment and intangible assets	2	3	1	2	-27%	2	-26%
Depreciation and amortization	1	5	1	1	-	1	-

* FC US$. † L&CC as of December 31, 2018, in US$ at closing FX of 37.7. ‡ L&NC, in US$ at average FX of 32.04. Organic variation: comparison between Q3 19 figures under FC US$ and Q3 18 under L&NC. For further information, see sections 2.2 and 3 of this Earnings Release.

The adjusted EBITDA of this segment in Q3 19 was US$3 million, recording an organic increase of US$8 million compared to Q3 18, mainly explained by a higher international spread of products derived from the reforming plant, higher SBR sales, higher polystyrene prices, lower virgin naphtha costs (raw material for the reforming plant) as it is provided domestically instead of being imported, lower costs from natural gas purchases and lower labor costs related to the restructuring due to the closing of the ethylene plant in San Lorenzo, the shutdown of the BOPs plant in Zárate, and the devaluation effect on the AR$-nominated costs. These effects were partially offset by a decrease in the styrene domestic demand, combined with a lower international spread of styrene and lower ethylene and propylene sales, due to the closing of the ethylene plant in San Lorenzo.

Pampa Energía ● Q3 19 Earning Release ● 26

The amounts corresponding to Pampa are shown below:

Petrochemicals Operating Summary	Products			Total
	Styrene & Polystyrene[1]	SBR	Others
Nine-Month Period
Volume 9M19 (thousand ton)	71	20	161	253
Volume 9M18 (thousand ton)	91	22	154	267
Volume Variation 9M19 - 9M18	-22%	-7%	+5%	-5%

Average Price 9M19 (US$/ton)	1,342	1,654	684	948
Average Price 9M18 (US$/ton)	1,511	1,858	751	1,101
Price Variation 9M19 - 9M18	-11%	-11%	-9%	-14%

Third Quarter
Volume Q3 19 (thousand ton)	20	7	47	75
Volume Q3 18 (thousand ton)	26	5	53	85
Volume Variation Q3 19 - Q3 18	-21%	+38%	-12%	-12%

Average Price Q3 19 (US$/ton)	1,356	1,590	690	959
Average Price Q3 18 (US$/ton)	1,506	2,133	760	1,074
Price Variation Q3 19 - Q3 18	-10%	-25%	-9%	-11%

Note: 2019 figures are under FC US$, whereas 2018 figures were registered under L&NC, shown in US$ at average FX of AR$/US$: 9M18 – 25.25; Q3 18 – 32.04. (1) Includes Propylene, Ethylene and BOPs.

Total sales volume of our petrochemicals segment in Q3 19 decreased 12% compared to Q3 18, mainly due to lower exports of styrene products, lower gasoline exports, in addition to the closing of ethylene plant in San Lorenzo, reflecting a decrease in ethylene and propylene sales, partially offset by higher SBR sales. Moreover, during Q3 19, 9 thousand tons of bases and gasoline were dispatched as toll processing, thus not recorded as volume sold.

The Q3 19 registered a positive variation of US$23 million in net financial results compared under IFRS, registering a net gain of US$5 million compared to the net loss of US$18 million recorded in Q3 18, mainly explained by gains as a result of the devaluation over AR$-nominated commercial payables.

Pampa Energía ● Q3 19 Earning Release ● 27

3.5       Analysis of the Holding and Others Segment15

Holding & Others Segment, Consolidated Figures in US$ million	Nine-Month Period		Third Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	14	25	4	9	-56%	9	-56%
Cost of sales	-	-	-	-	NA	-	NA

Gross profit	14	25	4	9	-56%	9	-56%

Selling expenses	(2)	(2)	-	(2)	-100%	-	NA
Administrative expenses	(17)	(19)	(4)	(6)	-33%	(6)	-33%
Other operating income	6	8	1	5	-80%	1	-
Other operating expenses	(8)	(6)	(3)	(2)	+50%	(2)	+50%
Results for participation in joint businesses	43	33	(2)	3	NA	13	NA

Operating income	36	39	(4)	7	NA	15	NA

RECPAM	-	(60)	-	(32)	-100%	-	NA
Finance income	6	9	2	4	-50%	4	-50%
Finance costs	(2)	(4)	(1)	(1)	-	(1)	-
Other financial results	(30)	156	(27)	100	NA	99	NA

Profit before tax	10	140	(30)	78	NA	117	NA

Income tax	209	(1)	(19)	(8)	+138%	(8)	+138%

Net income for continuing operations	219	139	(49)	70	NA	109	NA

Discontinued operations	-	31	-	1	-100%	-	NA

Net income for the period	219	170	(49)	71	NA	109	NA

Adjusted EBITDA for continuing operations	93	125	25	47	-46%	41	-38%
Adjusted EBITDA for cont. and discontinued operations	93	148	25	45	-44%	38	-34%

Increases in prop., plant, equipment and intangible assets	3	6	1	2	-47%	2	-46%
Depreciation and amortization	-	-	-	-	NA	-	NA

* FC US$. † L&CC as of December 31, 2018, in US$ at closing FX of 37.7. ‡ L&NC, in US$ at average FX of 32.04. For Transener, TGS and Refinor, Q3 18 figures were adjusted as of September 30, 2019, shown in US$ at closing FX of 57.59. Organic variation: comparison between Q3 19 figures under FC US$ and Q3 18 under L&NC. For businesses under L&CC, comparison between Q3 19 and Q3 18 as of September 30, 2019. For further information, see sections 2.2 and 3 of this Earnings Release.

The operating income, without considering the results from our participation in joint businesses (Transener and TGS) and associates (Refinor), posted a loss of US$2 million in Q3 19, recording an organic decrease of US$4 million compared to Q3 18, mainly explained by lower fees accrual, partially offset by a lower accrual of the executives’ compensation due to decrease in Pampa’s stock price.

Regarding net financial results, in Q3 19 a loss of US$26 million was recorded, whereas in Q3 18 a gain of US$71 million was recorded under IFRS, mainly explained by FX difference losses on AR$ financial position due to the switch to FC US$, in addition to impairment of fiscal credits due to the AR$ devaluation. These effects were partially offset by no record of RECPAM in Q3 19, whereas Q3 18 under L&CC accounting recorded negative RECPAM of US$32 million due to active net monetary position allocated to the segment.

The adjusted EBITDA of our holding and others segment for continuing operations decreased organically 38% reaching US$25 million in Q3 19. The adjusted EBITDA excludes equity income from our participation in Refinor, Transener and TGS, and in turn, considers a consolidation of EBITDAs adjusted by equity ownership in these businesses.

15 As from Q2 19, holding and others segment includes the former refining and distribution segment, of which its assets were agreed to be sold on December 2017, and for reporting purposes is shown as discontinued operations.

Pampa Energía ● Q3 19 Earning Release ● 28

In Q3 19 the EBITDA adjusted by our direct and indirect ownership of 25.7% over TGS was US$18 million (implicit total of US$71 million), 36% lower than Q3 18 in terms of September 2019, which was US$29 million (implicit total of US$113 million), mainly due to the time mismatch between the measuring of semiannual cost variation update and its granting, which in a scenario with inflation and FX devaluation has a negative impact on regulated revenues. Moreover, TGS’s Q3 19 EBITDA decreased compared to Q3 18 due to drop of liquids reference prices, lower processing liquid volumes due to lower international demand and lower ethane sales due to the technical outage of PBB Polisur plant, unlinked with TGS, which was normalized in October 2019. These effects were partially offset by the FX difference impact over de US$-nominated sales (offset by inflation), lower volumes of natural gas employed as replacement of thermal reduction at Cerri Complex plant (in addition to lower cost per unit in US$) and lower fees to third-parties.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% was US$10 million in Q3 19 (implicit total of US$37 million), 4% higher than Q3 18 in terms of September 2019, which was US$9 million (implicit total of US$35 million), mainly because the semiannual cost variation update corresponding to August 2018 was granted in November 2018 retroactively to August (thus impacting Q4 18), in addition to a higher gain in Q3 18 due to recovery of insurance claims. Moreover, during Q3 19 the corresponding semimanual increase due to the RTI was implemented since August 2019, and there were lower operating expenses, mainly explained by higher awards for service quality. These effects were partially offset by the time mismatch between the measuring of semiannual cost variation update and its granting, which in an inflationary scenario has a negative impact on Transener’s regulated revenues, in addition to the composition of the cost update formula, which replicates Transener’s cost structure, thus holding a larger weight for salary index, which was outpaced by CPI, PPI and US$ evolution.

Finally, in Refinor, the proportional EBITDA adjusted by our stake of 28.5% in Q3 19 recorded a loss of US$0.7 million (implicit total of US$2 million), whereas in Q3 18 in terms of September 2019 was a gain of US$0.5 million (implicit total gain of US$2 million), mainly explained by the SGE measure that gradually updates the fuel sale prices since mid-August 201916, partially offset by lower crude oil costs, the main cost input for the refinery.

16 For further information, see ‘New Measures for Crude Oil and Fuel Commercialization in the Domestic Market’ on section 1.1 of this Earnings Release.

Pampa Energía ● Q3 19 Earning Release ● 29

3.6       Analysis of the Nine-Month Period, by Subsidiary18

Subsidiary In US$ million	Nine-Month Period 2019				Nine-Month Period 2018
	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]

Power Generation Segment
Diamante	61.0%	10	(20)	4	61.0%	7	(11)	10
Los Nihuiles	52.0%	8	(21)	3	52.0%	7	(10)	9
CPB	100.0%	20	43	28	100.0%	20	0	8

Greenwind		17	110	1		9	123	(67)
Non-controlling stake adjustment		(8)	(55)	(1)		(4)	(62)	34
Subtotal Greenwind adjusted by ownership	50.0%	8	55	1	50.0%	4	62	(34)

CT Barragán		39	313	8		-	-	-
Non-controlling stake adjustment		(20)	(157)	(4)		-	-	-
Subtotal CT Barragán adjusted by ownership	50.0%	20	157	4	0.0%	-	-	-

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	262	418	237	100%	224	585	(27)
Subtotal Power Generation		327	631	277		263	626	(34)

Electricity Distribution Segment
Edenor	51.8%	147	154	216	51.7%	234	36	137
Adjustments & deletions[1]	100%	(3)	(20)	(103)	50%	(4)	(0)	(63)
Subtotal Electricity Distribution		144	134	113		230	36	74

Oil & Gas Segment
OldelVal		32	(10)	20		24	(5)	14
Non-controlling stake adjustment		(31)	9	(20)		(18)	4	(11)
Subtotal OldelVal adjusted by ownership	2.1%	1	(0)	0	23.1%	6	(1)	3

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	152	888	73	100%	209	969	(223)
Subtotal Oil & Gas		153	887	73		215	968	(220)

Petrochemicals Segment
Pampa Energía	100.0%	8	-	2	100.0%	(5)	-	(55)
Subtotal Petrochemicals		8	-	2		(5)	-	(55)

Holding & Others Segment
Transener		108	22	43		125	(42)	56
Non-controlling stake adjustment		(80)	(16)	(32)		(92)	31	(41)
Subtotal Transener adjusted by ownership	26.3%	28	6	11	26.3%	33	(11)	15

TGS		275	332	131		340	122	95
Non-controlling stake adjustment		(204)	(246)	(97)		(253)	(91)	(71)
Subtotal TGS adjusted by ownership	25.7%	71	85	34	25.5%	87	31	24

Refinor		3	9	(12)		(1)	(23)	(14)
Non-controlling stake adjustment		(2)	(6)	9		0	17	10
Subtotal Refinor adjusted by ownership	28.5%	1	2	(3)	28.5%	(0)	(7)	(4)

Pampa stand-alone, other companies, adjs. & deletions[1]	100%	(7)	(45)	177	100%	6	(228)	135
Subtotal Holding & Others		93	48	219		125	(214)	170

Deletions	100%	(1)	(305)	(1)	100%	-	(74)	-
Total Consolidated for Continuing Operations		724	1,396	683		828	1,341	(65)

Total Adjusted by Ownership		645	1,645	683		711	1,230	(65)

1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Figures in nominal terms. Net debt includes holding companies. 3 Attributable to the owners of the company and does not include results from subsidiaries, but includes discontinued operations.

Pampa Energía ● Q3 19 Earning Release ● 30

3.7       Analysis of the Quarter, by Subsidiary19

Subsidiary In US$ million	Third Quarter 2019				Third Quarter 2018
	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]

Power Generation Segment
Diamante[1]	61.0%	4	(20)	(0)	61.0%	3	(11)	4
Los Nihuiles	52.0%	4	(21)	(0)	52.0%	3	(10)	7
CPB	100.0%	5	43	15	100.0%	9	0	4

Greenwind		6	110	(3)		7	123	(33)
Non-controlling stake adjustment		(3)	(55)	1		(3)	(62)	17
Subtotal Greenwind adjusted by ownership	50.0%	3	55	(1)	50.0%	3	62	(17)

CT Barragán		41	313	(5)		-	-	-
Non-controlling stake adjustment		(20)	(157)	2		-	-	-
Subtotal CT Barragán adjusted by ownership	50.0%	20	157	(2)	0.0%	-	-	-

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	94	418	155	100%	100	585	(32)
Subtotal Power Generation		131	631	166		118	626	(33)

Electricity Distribution Segment
Edenor	51.8%	61	154	4	51.7%	45	36	(42)
Adjustments & deletions[1]	100%	(2)	(20)	(24)	100%	20	(0)	75
Subtotal Electricity Distribution		59	134	(20)		66	36	33

Oil & Gas Segment
OldelVal		12	(10)	9		9	(5)	5
Non-controlling stake adjustment		(12)	9	(9)		(7)	4	(4)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	23.1%	2	(1)	1

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	52	888	14	100%	83	969	(196)
Subtotal Oil & Gas		52	887	14		86	968	(195)

Petrochemicals Segment
Pampa Energía	100.0%	3	-	5	100.0%	0	-	(8)
Subtotal Petrochemicals		3	-	5		0	-	(8)

Holding & Others Segment
Transener		37	22	9		39	(42)	15
Non-controlling stake adjustment		(27)	(16)	(6)		(29)	31	(11)
Subtotal Transener adjusted by ownership	26.3%	10	6	2	26.3%	10	(11)	4

TGS		71	332	1		125	122	11
Non-controlling stake adjustment		(53)	(246)	(1)		(93)	(91)	(8)
Subtotal TGS adjusted by ownership	25.7%	18	85	0	25.5%	32	31	3

Refinor		(2)	9	(11)		2	(23)	(9)
Non-controlling stake adjustment		2	(6)	8		(1)	17	6
Subtotal Refinor adjusted by ownership	28.5%	(1)	2	(3)	28.5%	1	(7)	(2)

Pampa stand-alone, other companies, adjs. & deletions[1]	100%	(2)	(45)	(48)	100%	4	(228)	67
Subtotal Holding & Others		25	48	(49)		47	(214)	71

Deletions	100%	-	(305)	-	100%	2	(74)	4
Total Consolidated for Continuing Operations		270	1,396	116		319	1,341	(128)

Total Adjusted by Ownership		237	1,488	116		294	1,230	(128)

1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Figures in nominal terms. Net debt includes holding companies. 3 Attributable to the owners of the company and does not include results from subsidiaries, but includes discontinued operations.

Pampa Energía ● Q3 19 Earning Release ● 31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2019

Pampa Energía S.A.

By:	/s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.